COBHAM

RECEIVED
2006 OCT 30 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20036

23rd October 2006

06017805

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 19 October 2006.
2. General Purposes Committee resolution allotting securities dated 19 October 2006.
3. General Purposes Committee resolution allotting securities dated 20 October 2006.
4. Notice of allotment of shares or securities on Form 88(2) dated 19 October 2006.
5. Notice of allotment of shares or securities on Form 88(2) dated 19 October 2006.
6. Notice of allotment of shares or securities on Form 88(2) dated 20 October 2006.
7. Stock Exchange announcement dated 18 October 2006 relating to Holding(s) in Company.
8. Stock Exchange announcement dated 23 October 2006 relating to Additional Listing.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

10/30

J M Pope
Company Secretary/Solicitor

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 19th October 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated 4th and 11th October 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £19,848.62 and £58,478.10) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 74,288 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 4th and 11th October 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Schedule 1.1 to
General Purposes Committee Minute dated 19th October 2006

Closure report dated 4th October 2006
Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008870338365	161104	3	1.076	0.826	MR	BARNES	AP	340	365.84	210 BURWELL MEADOW	WITNEY			OX28 5JJ	ANTHONY PETER	COM
004830447863	141102	5	0.769	0.519	MR	BATTSON	DA	1240	953.56	8 CHINE WALK	WEST PARLEY	FERNDOWN		BH22 8PU	DAVID ANTHONY	FRA
005775296366	151105	5	1.24	0.99	MR	BATTSON	DA	129	159.96	8 CHINE WALK	WEST PARLEY	FERNDOWN		BH22 8PU	DAVID ANTHONY	FRA
008870187965	161104	5	1.076	0.826	MR	BATTSON	DA	370	398.12	8 CHINE WALK	WEST PARLEY	FERNDOWN		BH22 8PU	DAVID ANTHONY	FRA
005174377664	141103	3	0.939	0.689	MR	BROOKS	CS	2490	2,338.11	BRAMLEYS	OXFORD ROAD	ENSTONE	CHIPPING NORTON	OX7 4LG	CLIVE STEPHEN	COM
005774896666	151105	3	1.24	0.99	MR	BROOKS	CS	820	1,016.80	BRAMLEYS	OXFORD ROAD	ENSTONE	CHIPPING NORTON	OX7 4LG	CLIVE STEPHEN	COM
008870346465	161104	3	1.076	0.826	MR	BROOKS	CS	1320	1,420.32	BRAMLEYS	OXFORD ROAD	ENSTONE	CHIPPING NORTON	OX7 4LG	CLIVE STEPHEN	COM
005777184466	151105	3	1.24	0.99	MR	COLLINGWOOD	S	290	359.60	9 CROSSLANDS	WELLESBOURNE	WARWICK		CV35 9TN	SIMON	PRECAN
008870645565	161104	3	1.076	0.826	MR	COX	CJ	390	419.64	16 PARSONAGE CLOSE	BISHOPS TACHBROOK	LEAMINGTON SPA		CV33 9SD	CHRISTOPHER	PRECAN
005777191766	151105	3	1.24	0.99	MR	CRANMER	J	290	359.60	1 TOWER CLOSE	STRATFORD-UPON-AVON			CV37 6TB	JOHN	PRECAN
008879251365	161104	3	1.076	0.826	MR	CRANMER	J	790	850.04	1 TOWER CLOSE	STRATFORD-UPON-AVON			CV37 6TB	JOHN	PRECAN
008870743565	161104	5	1.076	0.826	MR	DUNCAN	J	790	850.04	STAR COTTAGE	WARWICK ROAD	CHADWICK END	SOLIHULL	B93 0BU	JOHNATHAN	PRECAN
008870036865	161104	3	1.076	0.826	MR	GARTELL	RA	890	957.64	28 ARGYLL ROAD	POOLE			BH12 2DR	ROGER ALAN	FRA
005174500064	141103	3	0.939	0.689	MR	GARTELL	RA	1600	1,502.40	28 ARGYLL ROAD	POOLE			BH12 2DR	ROGER ALAN	FRA
005775711666	151105	3	1.24	0.99	MR	GARTELL	RA	282	349.68	28 ARGYLL ROAD	POOLE			BH12 2DR	ROGER ALAN	FRA
005777197666	151105	3	1.24	0.99	MR	HALL	DK	145	179.80	5 BEWDLEY LANE	EVESHAM			WR11 4AU	DAVID KENNETH	PRECAN
005174504364	141103	5	0.939	0.689	MR	JENNER	RM	650	610.35	6 CORFE LODGE ROAD	BROADSTONE			BH18 9NQ	RICHARD MORGAN	FRA
005775864366	151105	5	1.24	0.99	MR	JENNER	RM	129	159.96	6 CORFE LODGE ROAD	BROADSTONE			BH18 9NQ	RICHARD MORGAN	FRA
008870099665	161104	3	1.076	0.826	MR	JENNER	RM	370	398.12	6 CORFE LODGE ROAD	BROADSTONE			BH18 9NQ	RICHARD MORGAN	FRA
005777180166	151105	3	1.24	0.99	MR	JONES	DJ	725	899.00	175 DOVEHOUSE DRIVE	WELLESBOURNE	WARWICK		CV35 9NW	DAVID JOHN	PRECAN
008870742765	161104	5	1.076	0.826	MR	JONES	DJ	2970	3,195.72	175 DOVEHOUSE DRIVE	WELLESBOURNE	WARWICK		CV35 9NW	DAVID JOHN	PRECAN
005777206966	151105	5	1.24	0.99	MR	PUGA	AE	326	404.24	6 SCHOOL ROAD	HENLEY-IN-ARDEN			B95 5BP	ANTON EVALD	PRECAN
008870621865	161104	5	1.076	0.826	MR	PUGA	AE	1580	1,700.08	6 SCHOOL ROAD	HENLEY-IN-ARDEN			B95 5BP	ANTON EVALD	PRECAN
Totals								18926	£19,848.62							

Closure report dated 11th October 2006
Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	OptionPric	Share Premi	Title	Surname	Initials	ExercisedSh	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008879259965	161104	5	1.076	1.051	MR	ADAMS	AE	790	850.04	21 TOWER HILL	BIDFORD-ON-AVON	ALCESTER		B50 4DZ	ALFRED EDMUND	PRECAN
005777188766	151105	5	1.24	1.215	MR	BRYAN	RE	72	89.28	2 MAISONETTES	SCHOOL ROAD	WELLESBOURNE	WARWICK	CV35 9NJ	RICHARD EDWARDS	PRECAN
008870649865	161104	3	1.076	1.051	MS	COLBY	D	990	1065.24	20 ETTINGTON CLOSE	WELLESBOURNE	WARWICK		CV35 9RJ	DEBBIE	PRECAN
005777204266	151105	3	1.24	1.215	MR	DABROWSKI	R	725	899.00	63 WORDSWORTH AVEN	STRATFORD-UPON-AVON			CV37 7JB	ROBERT	PRECAN
005777202666	151105	3	1.24	1.215	MR	DAY	AW	725	899.00	32 GROVE ROAD	STRATFORD-UPON-AVON			CV37 6PB	ARRON WALTER	PRECAN
008870642065	161104	3	1.076	1.051	MR	FARMER	GI	430	462.68	7 RIDGEWAY CLOSE	STUDLEY			B80 7PL	GARETH IAN	PRECAN
008870726565	161104	3	1.076	1.051	MR	HADLEY	BS	1980	2130.48	11 HERONFIELD CLOSE	REDDITCH			B98 8QL	BRIAN STEPHEN	PRECAN
008870639065	161104	3	1.076	1.051	MR	HAWTHORNE	DA	990	1065.24	23 BRIDGE MEADOW	DENTON	NORTHAMPTON		NN7 1DA	DAVID ANTHONY	PRECAN
008870643965	161104	7	1.076	1.051	MRS	HINTON	LH	1980	2130.48	26 HORTON CLOSE	ALCESTER			B49 6LB	LYDIA	PRECAN
008870757565	161104	7	1.076	1.051	MR	HINTON	NJ	1980	2130.48	26 HORTON CLOSE	ALCESTER			B49 6LB	NIGEL	PRECAN
005777185266	151105	3	1.24	1.215	MR	HUMPHRISS	JR	362	448.88	55 SHELBOURNE ROAD	STRATFORD-UPON-AVON			CV37 9JP	JASON	PRECAN
008870749465	161104	3	1.076	1.051	MR	MACINTYRE	I	3960	4260.96	6 HAMMERTON WAY	WELLESBOURNE	WARWICKSHIRE		CV35 9NY	IAN	PRECAN
008870751865	161104	5	1.076	1.051	MR	MALINS	PB	590	634.84	40 JOSEPH WAY	STRATFORD-UPON-AVON			CV37 0TL	PHILIP BRIAN	PRECAN
008870759165	161104	7	1.076	1.051	MR	MANCINI	IK	1190	1280.44	8 THE CLOSE	LOWER QUINTON	STRATFORD-UPON-AVON		CV37 8SE	IAN KELVIN	PRECAN
008870748665	161104	7	1.076	1.051	MR	MCHUGH	S	990	1065.24	49 CHERRY ORCHARD	STRATFORD-UPON-AVON			CV37 9AP	STEPHEN	PRECAN
005174106464	141103	5	0.939	0.914	MR	MOLONEY	SM	8030	7540.17	2 THE FIELD	SHIPLEY	HEANOR		DE75 7JH	SHAUN MARTIN	ATLAS
008870059765	161104	5	1.076	1.051	MR	MORGAN	P	3270	3518.52	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH		BH23 8BJ	PHILIP	FRA
001410997862	121101	5	0.84	0.815	MR	MORGAN	P	990	831.60	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH		BH23 8BJ	PHILIP	FRA
005174454364	141103	5	0.939	0.914	MR	MORGAN	P	1310	1230.09	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH		BH23 8BJ	PHILIP	FRA
005777177166	151105	3	1.24	1.215	MR	MORRIS	J	362	448.88	18 FOXTAIL CLOSE	STRATFORD-UPON-AVON			CV37 0TW	JAMIE	PRECAN
008870636665	161104	3	1.076	1.051	MR	MORRIS	ST	590	634.84	19 VERNEY DRIVE	STRATFORD-UPON-AVON			CV37 0DX	STEPHEN TONY	PRECAN
005777207766	151105	5	1.24	1.215	MRS	PERRY	LJ	181	224.44	GARDENERS COTTAGE	FOXCOTE	ILMINGTON	SHIPSTON-ON-STOU	CV36 4JG	LISA JEAN	PRECAN
008879252165	161104	5	1.076	1.051	MRS	PERRY	LJ	1980	2130.48	GARDENERS COTTAGE	FOXCOTE	ILMINGTON	SHIPSTON-ON-STOU	CV36 4JG	LISA JEAN	PRECAN
008870691965	161104	7	1.076	1.051	MR	SEENEY	M	1980	2130.48	10 EASTFIELD CLOSE	STRATFORD-UPON-AVON			CV37 0DL	MICHEAL	PRECAN
008870638265	161104	3	1.076	1.051	MR	SHRUBSOLE	RA	1980	2130.48	20 ETTINGTON CLOSE	WELLESBOURNE	WARWICK		CV35 9RJ	ROBERT ANDREW	PRECAN
008879265365	161104	7	1.076	1.051	MR	STRACHAN	SA	2380	2560.88	66 GRAFTON LANE	BIDFORD-ON-AVON	ALCESTER		B50 4DU	STEWART ANTONY	PRECAN
008870753265	161104	3	1.076	1.051	MR	STRAIN	BW	790	850.04	16 BANCROFT PLACE	STRATFORD-UPON-AVON			CV37 6YZ	BRIAN WILLIAM	PRECAN
008870738965	161104	3	1.076	1.051	MR	TARPLEE	A	390	419.64	10 LINGFIELD ROAD	EASTWICK PARK	EVESHAM		WR11 2XG	ANDREW	PRECAN
008870631565	161104	3	1.076	1.051	MR	TAYLOR	FJ	790	850.04	49 LONGDON CLOSE	WOODROW SOUTH	REDDITCH		B98 7UZ	FRANK JOSEPH	PRECAN
008870755965	161104	5	1.076	1.051	MR	TAYLOR	PR	550	591.80	67 CHERRY ORCHARD	STRATFORD-UPON-AVON			CV37 9AP	PAUL RICHARD	PRECAN
008870605665	161104	3	1.076	1.051	MR	WALSH	PS	990	1065.24	92 TIVERTON ROAD	WYKEN	COVENTRY		CV2 3DJ	PAUL STEVEN	PRECAN
008870637465	161104	7	1.076	1.051	MRS	WARNER	JE	1980	2130.48	15 BROAD MARSTON ROA	PEBWORTH	STRATFORD-UPON-AVON		CV37 8XR	JANET ENA	PRECAN
008870644765	161104	5	1.076	1.051	MR	WEBB	SF	4960	5336.96	55 WYRE HILL	BEWDLEY			DY12 2UE	STEPHEN	PRECAN
005777205066	151105	3	1.24	1.215	MR	WHITEHOUSE	SJ	145	179.80	21 FOXTAIL CLOSE	STRATFORD-UPON-AVON			CV37 0TW	STEVEN JOHN	PRECAN
008870646365	161104	3	1.076	1.051	MR	WHITEHOUSE	SJ	990	1065.24	21 FOXTAIL CLOSE	STRATFORD-UPON-AVON			CV37 0TW	STEVEN JOHN	PRECAN
008870647165	161104	7	1.076	1.051	MR	WILLIAMS	S	2970	3195.72	29 ST. MARYS ROAD	EVESHAM			WR11 4EG	SIMON	PRECAN
Totals								55362	£58,478.10							

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 19th October 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 18th October 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £6,167.46) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 5,832 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 18th October 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report dated 18th October 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 19th October 2006

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008870641265	161104	7	1.076	1.051	MRS	BEASLEY	YJ	1980	2,130.48	THE DOVECOTE	MORTON HALL LANE	HOLBERROW GREEN	REDDITCH	B96 6SJ	YVONNE	PRECAN
005175605364	141103	3	0.939	0.914	MR	DADSWELL	GE	1220	1,145.58	40 RUFFA LANE	PICKERING			YO18 7HN	GRAHAM EDWARD	SAL
008870683865	161104	3	1.076	1.051	MR	DADSWELL	GE	500	538.00	40 RUFFA LANE	PICKERING			YO18 7HN	GRAHAM EDWARD	SAL
008870693565	161104	3	1.076	1.051	MR	GOODMAN	N	390	419.64	DOLPHIN HOUSE	CHURCH LANE	SNITTERFIELD	WARWICKSHIRE	CV37 0LG	NICHOLAS	PRECAN
008870744365	161104	3	1.076	1.051	MR	HIAM	M	390	419.64	140 FAIRFIELD ROAD	EVESHAM			WR11 1HJ	MARTIN	PRECAN
005777209366	151105	3	1.24	1.215	MR	PRINCE	W	362	448.88	116 PRINCE OF WALES ROAD	COVENTRY			CV5 8GP	WILLIAM	PRECAN
008870747865	161104	3	1.076	1.051	MR	PRINCE	W	990	1,065.24	116 PRINCE OF WALES ROAD	COVENTRY			CV5 8GP	WILLIAM	PRECAN
Totals								5832	£6,167.46							

COBHAM PLC

**Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 20th October 2006**

Present:	A E Cook	-	Chairman
	W G Tucker	-	
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 27th September 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £7,051.27) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 6,583 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report														Schedule 1.1 to			
Originator: Yorkshire Building Society														General Purposes Committee Minute dated 20th October 2006			
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location	
005777287566	151105	3	1.24	1.215	MR	BANFORD	JM	322	399.28	2 MILL HILL AVENUE	TIDWORTH			SP9 7JL	JOHN MICHAEL	WDS	
005777187966	151105	5	1.24	1.215	MR	EDDEN	RA	322	399.28	101 MASONS ROAD	STRATFORD-UPON-AVON			CV37 9NE	ROBERT ARTHUR	PRECAN	
008870754065	161104	7	1.076	1.051	MR	GODWIN	S	280	301.28	9 LAMMAS COURT	LINEN STREET	WARWICK		CV34 4DT	SEAN	PRECAN	
005777182866	151105	5	1.24	1.215	MR	MAHER	FG	290	359.60	7 ALNE BANK ROAD	ALCESTER			B49 6QU	FRANK GERARD	PRECAN	
008870756765	161104	5	1.076	1.051	MR	MAHER	FG	1220	1312.72	7 ALNE BANK ROAD	ALCESTER			B49 6QU	FRANK GERARD	PRECAN	
008879254865	161104	3	1.076	1.051	MR	MARTIN	SP	940	1011.44	APARTMENT 5, EATHORPE PARK	FOSSE WAY	EATHORPE	LEAMINGTON SPA	CV33 9DX	STEVEN PETER	PRECAN	
008879263765	161104	3	1.076	1.051	MR	MCKENDRY	S	940	1011.44	14 ST. SWITHINS DRIVE	LOWER QUINTON	STRATFORD-UPON-AVON		CV37 8SB	SEAN	PRECAN	
005777294866	151105	3	1.24	1.215	MISS	MILLS	SJ	56	69.44	11 JAMES ROAD	AMESBURY	SALISBURY		SP4 7PZ	SAMANTHA	WDS	
008870124065	161104	5	1.076	1.051	MISS	MILLS	SJ	370	398.12	11 JAMES ROAD	AMESBURY	SALISBURY		SP4 7PZ	SAMANTHA	WDS	
005175494864	141103	3	0.939	0.914	MR	MOLINEAUX	PH	1650	1549.35	LINDISFARNE	RATFYN ROAD	AMESBURY	SALISBURY	SP4 7DZ	PETER	WDS	
005777241766	151105	3	1.24	1.215	MR	PAGE	D	193	239.32	61 WHITFIELD AVENUE	PICKERING			YO18 7HX	DANIEL	SAL	
Total								6583	£7,051.27								

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	19	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	74,288		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 2.5p, £,	74,288
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 19/10/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 4th October 2006													Schedule 1.1 to			
Originator: Yorkshire Building Society													General Purposes Committee Minute dated 19th October 2006			
			Option	Share				Exercised								
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008870338365	161104	3	1.076	0.826	MR	BARNES	AP	340	365.84	210 BURWELL MEADOW	WITNEY			OX28 5JJ	ANTHONY PETER	COM
004830447863	141102	5	0.769	0.519	MR	BATTSON	DA	1240	953.56	8 CHINE WALK	WEST PARLEY	FERNDOWN		BH22 8PU	DAVID ANTHONY	FRA
005775296366	151105	5	1.24	0.99	MR	BATTSON	DA	129	159.96	8 CHINE WALK	WEST PARLEY	FERNDOWN		BH22 8PU	DAVID ANTHONY	FRA
008870187965	161104	5	1.076	0.826	MR	BATTSON	DA	370	398.12	8 CHINE WALK	WEST PARLEY	FERNDOWN		BH22 8PU	DAVID ANTHONY	FRA
005174377664	141103	3	0.939	0.689	MR	BROOKS	CS	2490	2,338.11	BRAMLEYS	OXFORD ROAD	ENSTONE	CHIPPING NORTON	OX7 4LG	CLIVE STEPHEN	COM
005774896666	151105	3	1.24	0.99	MR	BROOKS	CS	820	1,016.80	BRAMLEYS	OXFORD ROAD	ENSTONE	CHIPPING NORTON	OX7 4LG	CLIVE STEPHEN	COM
008870346465	161104	3	1.076	0.826	MR	BROOKS	CS	1320	1,420.32	BRAMLEYS	OXFORD ROAD	ENSTONE	CHIPPING NORTON	OX7 4LG	CLIVE STEPHEN	COM
005777184466	151105	3	1.24	0.99	MR	COLLINGWOOD	S	290	359.60	9 CROSSLANDS	WELLESBOURNE	WARWICK		CV35 9TN	SIMON	PRECAN
008870645565	161104	3	1.076	0.826	MR	COX	CJ	390	419.64	16 PARSONAGE CLOSE	BISHOPS TACHBROOK	LEAMINGTON SPA		CV33 9SD	CHRISTOPHER	PRECAN
005777191766	151105	3	1.24	0.99	MR	CRANMER	J	290	359.60	1 TOWER CLOSE	STRATFORD-UPON-AVON			CV37 6TB	JOHN	PRECAN
008879251365	161104	3	1.076	0.826	MR	CRANMER	J	790	850.04	1 TOWER CLOSE	STRATFORD-UPON-AVON			CV37 6TB	JOHN	PRECAN
008870743565	161104	5	1.076	0.826	MR	DUNCAN	J	790	850.04	STAR COTTAGE	WARWICK ROAD	CHADWICK END	SOLIHULL	B93 0BU	JOHNATHAN	PRECAN
008870036865	161104	3	1.076	0.826	MR	GARTELL	RA	890	957.64	28 ARGYLL ROAD	POOLE			BH12 2DR	ROGER ALAN	FRA
005174500064	141103	3	0.939	0.689	MR	GARTELL	RA	1600	1,502.40	28 ARGYLL ROAD	POOLE			BH12 2DR	ROGER ALAN	FRA
005775711666	151105	3	1.24	0.99	MR	GARTELL	RA	282	349.68	28 ARGYLL ROAD	POOLE			BH12 2DR	ROGER ALAN	FRA
005777197666	151105	3	1.24	0.99	MR	HALL	DK	145	179.80	5 BEWDLEY LANE	EVESHAM			WR11 4AU	DAVID KENNETH	PRECAN
005174504364	141103	5	0.939	0.689	MR	JENNER	RM	650	610.35	6 CORFE LODGE ROAD	BROADSTONE			BH18 8NQ	RICHARD MORGAN	FRA
005775864366	151105	5	1.24	0.99	MR	JENNER	RM	129	159.96	6 CORFE LODGE ROAD	BROADSTONE			BH18 8NQ	RICHARD MORGAN	FRA
008870099665	161104	3	1.076	0.826	MR	JENNER	RM	370	398.12	6 CORFE LODGE ROAD	BROADSTONE			BH18 8NQ	RICHARD MORGAN	FRA
005777180166	151105	3	1.24	0.99	MR	JONES	DJ	725	899.00	175 DOVEHOUSE DRIVE	WELLESBOURNE	WARWICK		CV35 9NW	DAVID JOHN	PRECAN
008870742765	161104	5	1.076	0.826	MR	JONES	DJ	2970	3,195.72	175 DOVEHOUSE DRIVE	WELLESBOURNE	WARWICK		CV35 9NW	DAVID JOHN	PRECAN
005777206966	151105	5	1.24	0.99	MR	PUGA	AE	326	404.24	6 SCHOOL ROAD	HENLEY-IN-ARDEN			B95 5BP	ANTON EVALD	PRECAN
008870621865	161104	5	1.076	0.826	MR	PUGA	AE	1580	1,700.08	6 SCHOOL ROAD	HENLEY-IN-ARDEN			B95 5BP	ANTON EVALD	PRECAN
Totals								18926	£19,848.62							

Closure report dated 11th October 2006																
Originator: Yorkshire Building Society																
AccountNumber	GrantDate	Term	ptionPric	are Premi	Title	Surname	Initials	ExercisedSh	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008879259965	161104	5	1.076	1.051	MR	ADAMS	AE	790	850.04	21 TOWER HILL	BIDFORD-ON-AVON	ALCESTER		B50 4DZ	ALFRED EDMUND	PRECAN
005777188766	151105	5	1.24	1.215	MR	BRYAN	RE	72	89.28	2 MAISONETTES	SCHOOL ROAD	WELLESBOURNE	WARWICK	CV35 9NJ	RICHARD EDWARDS	PRECAN
008870649865	161104	3	1.076	1.051	MS	COLBY	D	990	1065.24	20 ETTINGTON CLOSE	WELLESBOURNE	WARWICK		CV35 9RJ	DEBBIE	PRECAN
005777204266	151105	3	1.24	1.215	MR	DABROWSKI	R	725	899.00	63 WORDSWORTH AVEN	STRATFORD-UPON-AVON			CV37 7JB	ROBERT	PRECAN
005777202666	151105	3	1.24	1.215	MR	DAY	AW	725	899.00	32 GROVE ROAD	STRATFORD-UPON-AVON			CV37 6PB	ARRON WALTER	PRECAN
008870642065	161104	3	1.076	1.051	MR	FARMER	GI	430	462.68	7 RIDGEWAY CLOSE	STUDLEY			B80 7PL	GARETH IAN	PRECAN
008870726565	161104	3	1.076	1.051	MR	HADLEY	BS	1980	2130.48	11 HERONFIELD CLOSE	REDDITCH			B98 8QL	BRIAN STEPHEN	PRECAN
008870639065	161104	3	1.076	1.051	MR	HAWTHORNE	DA	990	1065.24	23 BRIDGE MEADOW	DENTON	NORTHAMPTON		NN7 1DA	DAVID ANTHONY	PRECAN
008870643965	161104	7	1.076	1.051	MRS	HINTON	LH	1980	2130.48	26 HORTON CLOSE	ALCESTER			B49 6LB	LYDIA	PRECAN
008870757565	161104	7	1.076	1.051	MR	HINTON	NJ	1980	2130.48	26 HORTON CLOSE	ALCESTER			B49 6LB	NIGEL	PRECAN
005777185266	151105	3	1.24	1.215	MR	HUMPHRISS	JR	362	448.88	55 SHELBOURNE ROAD	STRATFORD-UPON-AVON			CV37 9JP	JASON	PRECAN
008870749465	161104	3	1.076	1.051	MR	MACINTYRE	I	3960	4260.96	6 HAMMERTON WAY	WELLESBOURNE	WARWICKSHIRE		CV35 9NY	IAN	PRECAN
008870751665	161104	5	1.076	1.051	MR	MALINS	PB	590	634.84	40 JOSEPH WAY	STRATFORD-UPON-AVON			CV37 0TL	PHILIP BRIAN	PRECAN
008870759165	161104	7	1.076	1.051	MR	MANCINI	IK	1190	1280.44	8 THE CLOSE	LOWER QUINTON	STRATFORD-UPON-AVON		CV37 8SE	IAN KELVIN	PRECAN
008870748665	161104	7	1.076	1.051	MR	MCHUGH	S	990	1065.24	49 CHERRY ORCHARD	STRATFORD-UPON-AVON			CV37 9AP	STEPHEN	PRECAN
005174106464	141103	5	0.939	0.914	MR	MOLONEY	SM	8030	7540.17	2 THE FIELD	SHIPLEY	HEANOR		DE75 7JH	SHAUN MARTIN	ATLAS
008870059765	161104	5	1.076	1.051	MR	MORGAN	P	3270	3518.52	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH		BH23 8BJ	PHILIP	FRA
001410997662	121101	5	0.84	0.815	MR	MORGAN	P	990	831.60	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH		BH23 8BJ	PHILIP	FRA
005174454364	141103	5	0.939	0.914	MR	MORGAN	P	1310	1230.09	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH		BH23 8BJ	PHILIP	FRA
005777177166	151105	3	1.24	1.215	MR	MORRIS	J	362	448.88	18 FOXTAIL CLOSE	STRATFORD-UPON-AVON			CV37 0TW	JAMIE	PRECAN
008870636665	161104	3	1.076	1.051	MR	MORRIS	ST	590	634.84	19 VERNEY DRIVE	STRATFORD-UPON-AVON			CV37 0DX	STEPHEN TONY	PRECAN
005777207766	151105	5	1.24	1.215	MRS	PERRY	LJ	181	224.44	GARDENERS COTTAGE	FOXCOTE	ILMINGTON	SHIPSTON-ON-STOU	CV36 4JG	LISA JEAN	PRECAN
008879252165	161104	5	1.076	1.051	MRS	PERRY	LJ	1980	2130.48	GARDENERS COTTAGE	FOXCOTE	ILMINGTON	SHIPSTON-ON-STOU	CV36 4JG	LISA JEAN	PRECAN
008870691965	161104	7	1.076	1.051	MR	SEENEY	M	1980	2130.48	10 EASTFIELD CLOSE	STRATFORD-UPON-AVON			CV37 0DL	MICHEAL	PRECAN
008870638265	161104	3	1.076	1.051	MR	SHRUBSOLE	RA	1980	2130.48	20 ETTINGTON CLOSE	WELLESBOURNE	WARWICK		CV35 9RJ	ROBERT ANDREW	PRECAN
008879265365	161104	7	1.076	1.051	MR	STRACHAN	SA	2380	2560.88	66 GRAFTON LANE	BIDFORD-ON-AVON	ALCESTER		B50 4DU	STEWART ANTONY	PRECAN
008870753265	161104	3	1.076	1.051	MR	STRAIN	BW	790	850.04	16 BANCROFT PLACE	STRATFORD-UPON-AVON			CV37 6YZ	BRIAN WILLIAM	PRECAN
008870736965	161104	3	1.076	1.051	MR	TARPLEE	A	390	419.64	10 LINGFIELD ROAD	EASTWICK PARK	EVESHAM		WR11 2XG	ANDREW	PRECAN
008870631565	161104	3	1.076	1.051	MR	TAYLOR	FJ	790	850.04	49 LONGDON CLOSE	WOODROW SOUTH	REDDITCH		B98 7UZ	FRANK JOSEPH	PRECAN
008870755965	161104	5	1.076	1.051	MR	TAYLOR	PR	550	591.80	67 CHERRY ORCHARD	STRATFORD-UPON-AVON			CV37 9AP	PAUL RICHARD	PRECAN
008870605665	161104	3	1.076	1.051	MR	WALSH	PS	990	1065.24	92 TIVERTON ROAD	WYKEN	COVENTRY		CV2 3DJ	PAUL STEVEN	PRECAN
008870637465	161104	7	1.076	1.051	MRS	WARNER	JE	1980	2130.48	15 BROAD MARSTON RO	PEBWORTH	STRATFORD-UPON-AVON		CV37 8XR	JANET ENA	PRECAN
008870644765	161104	5	1.076	1.051	MR	WEBB	SF	4960	5336.96	55 WYRE HILL	BEWDLEY			DY12 2UE	STEPHEN	PRECAN
005777205066	151105	3	1.24	1.215	MR	WHITEHOUSE	SJ	145	179.80	21 FOXTAIL CLOSE	STRATFORD-UPON-AVON			CV37 0TW	STEVEN JOHN	PRECAN
008870646365	161104	3	1.076	1.051	MR	WHITEHOUSE	SJ	990	1065.24	21 FOXTAIL CLOSE	STRATFORD-UPON-AVON			CV37 0TW	STEVEN JOHN	PRECAN
008870647165	161104	7	1.076	1.051	MR	WILLIAMS	S	2970	3195.72	29 ST. MARYS ROAD	EVESHAM			WR11 4EG	SIMON	PRECAN
Totals								55362	£58,478.10							

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	5,832		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 5,832
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM POPE Date 19/9/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 18th October 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 19th October 2006

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008870641265	161104	7	1.076	1.051	MRS	BEASLEY	YJ	1980	2,130.48	THE DOVECOTE	MORTON HALL LANE	HOLBERROW GREEN	REDDITCH	B96 6SJ	YVONNE	PRECAN
005175605364	141103	3	0.939	0.914	MR	DADSWELL	GE	1220	1,145.58	40 RUFFA LANE	PICKERING			YO18 7HN	GRAHAM EDWARD	SAL
008870683865	161104	3	1.076	1.051	MR	DADSWELL	GE	500	538.00	40 RUFFA LANE	PICKERING			YO18 7HN	GRAHAM EDWARD	SAL
008870693565	161104	3	1.076	1.051	MR	GOODMAN	N	390	419.64	DOLPHIN HOUSE	CHURCH LANE	SNITTERFIELD	WARWICKSHIRE	CV37 0LG	NICHOLAS	PRECAN
008870744365	161104	3	1.076	1.051	MR	HIAM	M	390	419.64	140 FAIRFIELD ROAD	EVESHAM			WR11 1HJ	MARTIN	PRECAN
005777209366	151105	3	1.24	1.215	MR	PRINCE	W	362	448.88	116 PRINCE OF WALES ROAD	COVENTRY			CV5 8GP	WILLIAM	PRECAN
008870747865	161104	3	1.076	1.051	MR	PRINCE	W	990	1,065.24	116 PRINCE OF WALES ROAD	COVENTRY			CV5 8GP	WILLIAM	PRECAN
Totals								5832	£6,167.46							

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	6,583		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 6,583
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 20/10/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report
Originator: Yorkshire Building Society

Schedule 1.1 to
General Purposes Committee Minute dated 20th October 2006

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005777287566	151105	3	1.24	1.215	MR	BANFORD	JM	322	399.26	2 MILL HILL AVENUE	TIDWORTH			SP9 7JL	JOHN MICHAEL	WDS
005777187966	151105	5	1.24	1.215	MR	EDDEN	RA	322	399.26	101 MASONS ROAD	STRATFORD-UPON-AVON			CV37 9NE	ROBERT ARTHUR	PRECAN
008870754065	161104	7	1.076	1.051	MR	GODWIN	S	280	301.28	9 LAMMAS COURT	LINEN STREET	WARWICK		CV34 4DT	SEAN	PRECAN
005777182866	151105	5	1.24	1.215	MR	MAHER	FG	290	359.60	7 ALNE BANK ROAD	ALCESTER			B49 6QU	FRANK GERARD	PRECAN
008870756765	161104	5	1.076	1.051	MR	MAHER	FG	1220	1312.72	7 ALNE BANK ROAD	ALCESTER			B49 6QU	FRANK GERARD	PRECAN
008879254865	161104	3	1.076	1.051	MR	MARTIN	SP	940	1011.44	APARTMENT 5, EATHORPE PARK	FOSSE WAY	EATHORPE	LEAMINGTON SPA	CV33 9DX	STEVEN PETER	PRECAN
008879263765	161104	3	1.076	1.051	MR	MCKENDRY	S	940	1011.44	14 ST. SWITHINS DRIVE	LOWER QUINTON	STRATFORD-UPON-AVON		CV37 8SB	SEAN	PRECAN
005777294866	151105	3	1.24	1.215	MISS	MILLS	SJ	56	69.44	11 JAMES ROAD	AMESBURY	SALISBURY		SP4 7PZ	SAMANTHA	WDS
008870124065	161104	5	1.076	1.051	MISS	MILLS	SJ	370	398.12	11 JAMES ROAD	AMESBURY	SALISBURY		SP4 7PZ	SAMANTHA	WDS
005175494864	141103	3	0.939	0.914	MR	MOLINEAUX	PH	1650	1549.35	LINDISFARNE	RATFYN ROAD	AMESBURY	SALISBURY	SP4 7DZ	PETER	WDS
005777241766	151105	3	1.24	1.215	MR	PAGE	D	193	239.32	61 WHITFIELD AVENUE	PICKERING			YO18 7HX	DANIEL	SAL
Total								6583	£7,051.27							

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:45 18-Oct-06
Number	6603K

RNS Number:6603K
Cobham PLC
18 October 2006

Letter to Cohbam Plc
Letter dated 17 October 2006

COBHAM PLC

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

This notification is made on behalf of Lloyds TSB Group Plc and its subsidiaries.

We refer to our previous notification. Certain of the particulars contained within it have changed. This notification contains the revised particulars and therefore supersedes our earlier notification.

I write to advise you that Lloyds TSB Group Plc, is interested in 55,033,770 shares, which we understand represents 4.875% of the relevant share capital, and constitutes a notifiable interest for the purpose of part VI of the Companies Act 1985. This is calculated on an issued share capital of 1,128,874,457 shares.

Subsidiary	Shares	Percentage
Lloyds TSB Private Banking	175,630	0.016
Scottish Widows Investment Partnership	54,858,140	4.860

Letter from Aaron Mayoss
Lloyds TSB Group Plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	10:49 23-Oct-06
Number	8647K

RNS Number:8647K
Cobham PLC
23 October 2006

Cobham plc announces that an application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 500,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings Related Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 19, 2006 at 2:05 pm

AMER SPORTS - PUBLISHING OF THIRD-QUARTER 2006 FINANCIAL RESULTS

Amer Sports Corporation will publish its third-quarter 2006 financial results on Wednesday, October 25th between 12:00 and 1:00 pm Finnish time (GMT +3).

A combined news conference, conference call and live webcast concerning the third-quarter interim report will be held on October 25th at 3:00 pm Finnish time at Amer Sports' headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial +44 (0)20 7162 0025 5-10 minutes before the beginning of the event.

The news conference can be viewed live via the internet at www.amersports.com, where the stock exchange release and accompanying presentation will also be available. An on-demand webcast of the news conference will be available on www.amersports.com as of October 25th at approximately 6:00 pm.

To test your computer settings for the webcast, visit www.amersports.com/interimreports

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.